Exhibit 99.1

IESI-BFC LTD. ANNOUNCES STRONG RESULTS FOR THE THREE AND NINE MONTHS
ENDED SEPTEMBER 30, 2009

Toronto, Ontario – October 29, 2009 – IESI-BFC Ltd. (the “Company”) (NYSE, TSX: BIN) reported financial results for the three and nine months ended September 30, 2009.
(All amounts are in United States (“U.S.”) dollars, unless otherwise stated)

Management Commentary
Revenue totalled $268.4 million in the quarter compared with $282.2 million in the year ago period.  Holding foreign currency exchange (“FX”) constant, revenue in the third quarter would have totalled $274.7 million.  Operating income was $37.0 million compared with $33.8 million in the third quarter of 2008.  Excluding the impact of FX, operating income would have been $38.6 million, an increase of 14.3% over the year ago period.  Operating income before amortization, or EBITDA(A), for the quarter was $78.9 million, or 29.4% of revenue, compared to $80.7 million, or 28.6% of revenue, in the third quarter of 2008.  Holding FX constant, EBITDA(A) for the third quarter of 2009 would have been $81.4 million.

Net income in the quarter was $19.1 million, or $0.20 per diluted share compared to net income of $16.3 million, or $0.24 per diluted share in the year ago period.  Before the impact of FX, net income in the quarter was $20.3 million or $0.22 per diluted share.  We increased our comparative diluted share count as a result of equity offerings completed in March and June 2009.

In the quarter, organic gross revenue grew 1.6% in Canada.  Continued core pricing growth, 3.0%, coupled with volume growth, 0.3%, and recycling and other pricing growth, 0.2%, was partially offset by a 1.9% decline in fuel surcharges.  In the U.S., organic gross revenues declined 3.9% in the quarter.  While we realized core price growth of 2.0%, declines in fuel surcharges, 3.8%, recycling and other pricing, 1.6%, and volumes, 0.5%, offset this growth.

“We delivered strong performance in the third quarter relative to current economic conditions,” said Keith Carrigan, Vice Chairman and Chief Executive Officer, IESI-BFC Ltd.  “We continued to drive core price growth in our business and achieved positive volume in our Canadian operations with only a marginal volume decline in the U.S.  Our disciplined strategies for growth resulted in an increase in EBITDA(A), excluding the impact of FX, and an 80 basis point improvement in EBITDA margin.  Free cash flow(B) increased 85.5% to $38.5 million, resulting in a free cash flow yield of 14.3%.”

Mr. Carrigan added, “We are very pleased with these improvements in our business, which illustrate the effectiveness of our differentiated operating model.  With our free cash flow(B) levels and strong balance sheet, we are well-positioned to further apply our strategies for organic growth, and growth through acquisition.”

For the nine months ended September 30, 2009, revenues were $746.0 million, compared with revenues of $803.2 million in the year ago period.  Holding FX constant, year-to-date revenue would have been $783.6 million.  Operating income was $93.4 million compared with $90.7 million in the same period in 2008.  Year-to-date operating income would have been $101.0 million, an increase of 11.4% over 2008, holding FX constant.  EBITDA(A) for the year-to-date period was $214.1 million compared to $226.0 million in 2008 and would have been $227.3 million holding FX constant.

For the nine months ended September 30, 2009, net income was $43.9 million, or $0.53 per diluted share, compared with $45.0 million or $0.66 per diluted share in the year ago period.

IESI-BFC Ltd. – Third Quarter 2009 - 1

Financial and Other Highlights

For the Three Months Ended September 30, 2009
•	Revenues declined $7.5 million or 2.7%, excluding the impact of FX
•	EBITDA(A) increased $0.7 million or 0.8%, excluding the impact of FX
•	Free cash flow increased $19.4 million or 93.5%, excluding the impact of FX
•	Net income per diluted share, $0.20, or $0.22 excluding the impact of FX
•	Core price increased 3.0% in Canada and 2.0% in the U.S.
•	Volumes increased 0.3% in Canada and declined (0.5%) in the U.S.

For the Nine Months Ended September 30, 2009
•	Revenues declined $19.6 million or 2.4%, excluding the impact of FX
•	EBITDA(A) increased $1.3 million or 0.6%, excluding the impact of FX
•	Free cash flow increased $20.5 million or 26.5%, excluding the impact of FX
•	Net income per diluted share, $0.53, or $0.59 excluding the impact of FX
•	Core price increased 3.3% in Canada and 2.5% in the U.S.
•	Volumes decreased (0.9%) in Canada and (3.1%) in the U.S.
•	Raised gross common share proceeds of $149.5 million through a U.S. public offering in June 2009
•	Raised gross common share proceeds of $74.6 million through a bought deal offering in Canada in March 2009
•	Applied the net proceeds from both offerings, approximately $209.7 million to reduce U.S. long-term debt advances
•	At September 30, 2009, our funded debt to EBITDA(A) ratios, calculated in accordance with our Canadian and U.S. long-term debt facilities, are 1.78 and 2.59 times, respectively.

Change in Reporting Currency and Generally Accepted Accounting Principles
In connection with our listing on the New York Stock Exchange (“NYSE”) and U.S. public offering, we elected to report our financial results in U.S. dollars.  Accordingly, all comparative financial information contained in this press release has been recast from thousands of Canadian to U.S. dollars, unless otherwise stated.

Electing to report our financial position and results of operations in U.S. dollars reduces foreign exchange fluctuations in our reported amounts as a significant portion of our assets, liabilities and operations are resident or conducted in the U.S., in U.S. dollars.

We also elected to report our financial results in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) to improve the comparability of our financial information with our peers, who are predominantly U.S. publicly listed companies.

FX Rates
Our consolidated financial position and operating results have been translated to U.S. dollars applying the following FX rates:

	2009			2008
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$0.8166		$0.9371
March 31	$0.7935	$0.8030	$0.8030	$0.9729	$0.9960	$0.9960
June 30	$0.8602	$0.8568	$0.8290	$0.9817	$0.9901	$0.9930
September 30	$0.9327	$0.9113	$0.8547	$0.9435	$0.9599	$0.9817

IESI-BFC Ltd. – Third Quarter 2009 - 2

Financial Highlights
(in thousands of U.S. dollars, except per weighted average share or trust unit amounts, unless otherwise stated)

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Operating results
Revenues	$268,411	$282,235	$746,004	$803,197
Operating expenses	156,195	169,209	435,969	484,501
Selling, general and administrative ("SG&A")	33,272	32,301	95,949	92,709
Amortization	41,946	46,928	120,702	135,297
Operating income	36,998	33,797	93,384	90,690
Interest on long-term debt	7,851	13,367	26,246	40,111
Net gain on sale of capital and landfill assets	(13)	(265)	(128)	(351)
Net foreign exchange loss (gain)	61	3	238	(617)
Net loss (gain) on financial instruments	305	98	(866)	3,623
Conversion costs	93	2,216	208	2,216
Other expenses	44	31	109	88
Income before income taxes	28,657	18,347	67,577	45,620
Income tax expense	9,548	2,073	23,724	580
Net income	$19,109	$16,274	$43,853	$45,040

Net income per weighted average share or trust unit, basic	$0.20	$0.24	$0.54	$0.66
Net income per weighted average share or trust unit, diluted	$0.20	$0.24	$0.53	$0.66
Weighted average number of shares or trust units
outstanding (thousands), basic	82,294	57,569	71,102	57,569
Weighted average number of shares or trust units
outstanding (thousands), diluted	93,431	68,706	82,239	68,706

Replacement and growth expenditures (see page 10)
Replacement expenditures	$19,322	$26,834	$49,094	$56,206
Growth expenditures	8,839	15,743	38,781	45,873
Total replacement and growth expenditures	$28,161	$42,577	$87,875	$102,079

Operating and free cash flow(B)
Cash generated from operating activities	$76,597	$69,876	$192,649	$169,170
Free cash flow(B)	$38,504	$20,755	$90,604	$77,423
Free cash flow(B) per weighted average share or trust unit
outstanding, diluted	$0.41	$0.30	$1.10	$1.13

Dividends and distributions
Dividends and distributions declared (shares or trust units)	$18,546	$25,094	$49,560	$77,058
Dividends declared (participating preferred shares ("PPSs"))	2,523	4,853	7,140	14,909
Total dividends and distributions declared	$21,069	$29,947	$56,700	$91,967

Total dividends or distributions declared per weighted average
share or trust unit, diluted	$0.23	$0.44	$0.69	$1.34

IESI-BFC Ltd. – Third Quarter 2009 - 3

FX Impact on Consolidated Results
The following tables have been prepared to assist readers in assessing the impact of FX on select consolidated results for the three and nine months ended September 30, 2009.

			Three months ended
	September 30, 2008	September 30, 2009	September 30, 2009	September 30, 2009	September 30, 2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$282,235	$(7,554)	$274,681	$(6,270)	$268,411
Operating expenses	169,209	(9,944)	159,265	(3,070)	156,195
SG&A	32,301	1,716	34,017	(745)	33,272
Amortization	46,928	(4,144)	42,784	(838)	41,946
Operating income	33,797	4,818	38,615	(1,617)	36,998
Interest on long-term debt	13,367	(5,460)	7,907	(56)	7,851
Net gain on sale of capital and landfill assets		246	(19)	6	(13)
Net foreign exchange loss	3	60	63	(2)	61
Net loss on financial instruments	98	217	315	(10)	305
Conversion costs	2,216	(2,115)	101	(8)	93
Other expenses	31	13	44	-	44
Income before income taxes	18,347	11,857	30,204	(1,547)	28,657
Net income tax expense	2,073	7,817	9,890	(342)	9,548
Net income	$16,274	$4,040	$20,314	$(1,205)	$19,109

EBITDA(A)	$80,725	$674	$81,399	$(2,455)	$78,944
Free cash flow(B)	$20,755	$19,409	$40,164	$(1,660)	$38,504

					Nine months ended
	September 30, 2008	September 30, 2009	September 30, 2009	September 30, 2009	September 30, 2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$803,197	$(19,634)	$783,563	$(37,559)	$746,004
Operating expenses	484,501	(29,266)	455,235	(19,266)	435,969
SG&A	92,709	8,288	100,997	(5,048)	95,949
Amortization	135,297	(8,960)	126,337	(5,635)	120,702
Operating income	90,690	10,304	100,994	(7,610)	93,384
Interest on long-term debt	40,111	(12,828)	27,283	(1,037)	26,246
Net gain on sale of capital and landfill assets		198	(153)	25	(128)
Net foreign exchange (gain) loss	(617)	850	233	5	238
Net loss (gain) on financial instruments	3,623	(4,466)	(843)	(23)	(866)
Conversion costs	2,216	(1,977)	239	(31)	208
Other expenses	88	21	109	-	109
Income before income taxes	45,620	28,506	74,126	(6,549)	67,577
Net income tax expense	580	25,196	25,776	(2,052)	23,724
Net income	$45,040	$3,310	$48,350	$(4,497)	$43,853

EBITDA(A)	$225,987	$1,344	$227,331	$(13,245)	$214,086
Free cash flow(B)	$77,423	$20,534	$97,957	$(7,353)	$90,604

IESI-BFC Ltd. – Third Quarter 2009 - 4

Conversion
Pursuant to the plan of arrangement, the conversion of the BFI Canada Income Fund (the “Fund”) trust structure to a corporation resulted in unitholders of the Fund receiving one common share of BFI Canada Ltd., predecessor to IESI-BFC Ltd. (“IESI-BFC”), for each trust unit held on the effective date of conversion, October 1, 2008.  The Class A unit held by IESI Corporation (“IESI”) was redeemed by the Fund for ten Canadian dollars and IESI-BFC issued, and IESI subscribed for, 11,137 special voting shares for aggregate cash consideration of ten Canadian dollars.  The PPSs issued by IESI remain outstanding and exchangeable into common shares of IESI-BFC on a one for one basis, instead of trust units of the Fund.  These exchanges did not constitute a change of control such that the consolidated financial statements have been prepared applying continuity of interests accounting.  With the exception of the December 31, 2008 consolidated balance sheet, the comparative figures presented herein are those of the Fund.

Management’s Discussion
(all amounts are in thousands of U.S. dollars, except per share or trust unit, PPS, and FX rate amounts, unless otherwise stated)

Segment Highlights

			Three months ended September 30
	2008	2009	Change	2009	Change
	(as reported)	(holding FX constant)	(2009 holding FX constant less 2008 as reported)	(as reported)	(2009 as reported less 2008 as reported)
Revenues	$282,235	$274,681	$(7,554)	$268,411	$(13,824)
Canada	$100,965	$100,914	$(51)	$94,644	$(6,321)
U.S. south	$87,809	$89,359	$1,550	$89,359	$1,550
U.S. northeast	$93,461	$84,408	$(9,053)	$84,408	$(9,053)

Operating expenses	$169,209	$159,265	$(9,944)	$156,195	$(13,014)
Canada	$53,938	$50,879	$(3,059)	$47,809	$(6,129)
U.S. south	$56,137	$56,379	$242	$56,379	$242
U.S. northeast	$59,134	$52,007	$(7,127)	$52,007	$(7,127)

SG&A	$32,301	$34,017	$1,716	$33,272	$971
Canada	$11,726	$12,967	$1,241	$12,222	$496
U.S. south	$10,617	$11,669	$1,052	$11,669	$1,052
U.S. northeast	$9,958	$9,381	$(577)	$9,381	$(577)

EBITDA(A)	$80,725	$81,399	$674	$78,944	$(1,781)
Canada	$35,301	$37,068	$1,767	$34,613	$(688)
U.S. south	$21,055	$21,311	$256	$21,311	$256
U.S. northeast	$24,369	$23,020	$(1,349)	$23,020	$(1,349)

			Nine months ended September 30
	2008	2009	Change	2009	Change
	(as reported)	(holding FX constant)	(2009 holding FX constant less 2008 as reported)	(as reported)	(2009 as reported less 2008 as reported)
Revenues	$803,197	$783,563	$(19,634)	$746,004	$(57,193)
Canada	$286,190	$290,374	$4,184	$252,815	$(33,375)
U.S. south	$254,691	$253,305	$(1,386)	$253,305	$(1,386)
U.S. northeast	$262,316	$239,884	$(22,432)	$239,884	$(22,432)

Operating expenses	$484,501	$455,235	$(29,266)	$435,969	$(48,532)
Canada	$154,518	$148,950	$(5,568)	$129,684	$(24,834)
U.S. south	$163,127	$156,216	$(6,911)	$156,216	$(6,911)
U.S. northeast	$166,856	$150,069	$(16,787)	$150,069	$(16,787)

SG&A	$92,709	$100,997	$8,288	$95,949	$3,240
Canada	$33,651	$39,025	$5,374	$33,977	$326
U.S. south	$31,528	$33,967	$2,439	$33,967	$2,439
U.S. northeast	$27,530	$28,005	$475	$28,005	$475

EBITDA(A)	$225,987	$227,331	$1,344	$214,086	$(11,901)
Canada	$98,021	$102,399	$4,378	$89,154	$(8,867)
U.S. south	$60,036	$63,122	$3,086	$63,122	$3,086
U.S. northeast	$67,930	$61,810	$(6,120)	$61,810	$(6,120)

IESI-BFC Ltd. – Third Quarter 2009 - 5

Revenues
Gross revenue by service type

		Three months ended September 30, 2009
	Canada - stated in Canadian dollars	Canada - percentage of gross revenues	U.S.	U.S. - percentage of gross revenues

Commercial	$40,472	33.3%	$46,789	23.1%
Industrial	20,063	16.5%	26,708	13.2%
Residential	16,469	13.5%	43,711	21.6%
Transfer and disposal	34,850	28.7%	74,670	36.9%
Recycling and other	9,702	8.0%	10,424	5.2%
Gross revenues	121,556	100.0%	202,302	100.0%
Intercompany	(16,560)		(28,535)
Revenues	$104,996		$173,767

			Nine months ended September 30, 2009
	Canada - stated in Canadian dollars	Canada - percentage of gross revenues	U.S.	U.S. - percentage of gross revenues

Commercial	$119,093	35.0%	$138,814	24.2%
Industrial	56,839	16.7%	78,370	13.7%
Residential	46,287	13.6%	120,544	21.0%
Transfer and disposal	92,501	27.2%	210,366	36.7%
Recycling and other	25,461	7.5%	25,055	4.4%
Gross revenues	340,181	100.0%	573,149	100.0%
Intercompany	(44,399)		(79,960)
Revenues	$295,782		$493,189

Gross revenue growth components – expressed in percentages and excluding FX

	Three months ended September 30, 2009			Nine months ended September 30, 2009
	Canada	U.S.	Canada	U.S.

Price
Core price	3.0	2.0	3.3	2.5
Fuel surcharges	(1.9)	(3.8)	(1.2)	(2.7)
Recycling and other	0.2	(1.6)	(0.3)	(2.2)
Total price	1.3	(3.4)	1.8	(2.4)

Volume	0.3	(0.5)	(0.9)	(3.1)
Total organic gross revenue growth (decline)	1.6	(3.9)	0.9	(5.5)

Acquisitions	0.7	1.5	1.8	1.9
Total gross revenue growth (decline)	2.3	(2.4)	2.7	(3.6)

IESI-BFC Ltd. – Third Quarter 2009 - 6

Three months ended
Excluding the impact of FX, the increase in Canadian segment gross revenues is attributable to core price, acquisition and volume growth.  With the exception of recycled materials pricing, we realized price growth in all of our services.  Volume growth was modest, but we achieved growth in our commercial, transfer, landfill and recycling services.  As in the prior quarter, comparative industrial collection volumes remained soft and partially offset this volume growth.  Lower diesel fuel costs are the primary reason for lower fuel surcharges.

U.S. south segment gross revenues increased.  Core price, acquisition and volume growth all contributed to the comparative increase.  We enjoyed volume growth from our commercial and residential services, as a result of increased sales efforts and contract wins.  This volume growth was partially offset by lower comparative industrial volumes, which is attributable to the softer economic environment in this segment.  Lower comparative fuel surcharges is the primary offset to gross revenue growth as a result of lower comparative diesel fuel costs.  A comparative decline in recycled materials pricing represents the balance of the comparative change.

Gross revenues in our U.S. northeast segment declined.  Volume and fuel surcharge declines were partially offset by modest price growth.  While gross revenues continue to be affected by lower volumes, we have not experienced any further deterioration as a result of the economic slowdown.  Pricing in our collection service lines remained strong, but was partially offset by pricing at our landfills and transfer stations.  Volume growth in our landfills has more than offset landfill pricing declines.   The balance of the change is the result of lower recycled materials pricing.  Recycled materials pricing started to decline in the third and fourth quarters of 2008, and while pricing has strengthened since the fourth quarter of 2008, it has not reached the same levels as the comparative period.

Nine months ended
Excluding the impact of FX, the increase in Canadian segment gross revenues is attributable to core price and acquisition growth.  Fuel surcharge declines and declines due to lower volumes were the primary offsets to core price and acquisition growth.  Lower diesel fuel costs is the primary reason for lower fuel surcharges, while lower industrial collection volumes was the most significant contributor to the decline in gross revenues attributable to volumes.  A decline in year-to-date recycled materials pricing accounts for the balance of the change.

On a year-to-date basis, U.S. south segment gross revenues increased marginally.  The comparative increase is the result of strong core price, acquisition and volume growth.  The reasons for this growth are consistent with those outlined above for the three months ended.  Lower comparative fuel surcharges are the primary offset, coupled with lower gross revenue contributions from recycled materials pricing.

Gross revenues in our U.S. northeast segment declined.  Consistent with the three months ended, volume and fuel surcharge declines account for the year-to-date comparative decline in gross revenues.  Pricing for our collection services continues to be strong but has been offset by recycled materials pricing and to a lesser extent landfill pricing.  The balance of the year-to-date change is attributable to contributions from acquisitions.

Operating expenses
Three months ended
Excluding the impact of FX, the decline in Canadian segment operating expenses is due to lower vehicle operating costs.  Lower comparative diesel fuel costs contributed to the comparative decline.  Higher labour costs attributable to acquisitions partially offset vehicle operating cost declines.

Operating costs in our U.S. south segment increased marginally period over period.  Comparatively, we incurred higher labour costs to collect higher comparative waste volumes and incurred higher insurance costs.  Higher insurance costs represent a non-cash actuarial adjustment to our U.S. accident claims reserves.  Cost savings resulting from lower vehicle operating costs, attributable to lower diesel fuel costs, almost entirely offset these increases.

In the U.S. northeast, operating costs declined.  The decline is attributable to lower disposal, transportation and vehicle operating costs.  Lower disposal costs are the result of the economic slowdown in this region, while lower transportation and vehicle operating costs are due to the comparative decline in diesel fuel costs.  Higher accident claims reserves partially offset these declines.

IESI-BFC Ltd. – Third Quarter 2009 - 7

Nine months ended
Excluding the impact of FX, the year-to-date decline in Canadian segment operating expenses is due to lower disposal and vehicle operating costs, partially offset by higher labour costs due in part to acquisitions.  The reasons for these changes are consistent with the explanations outlined above for the three months ended.

Year-to-date, our U.S. south segment has benefited from lower diesel fuel costs.  The balance of the change is attributable to higher labour and insurance claims costs.  Acquisitions and marginally higher collected volumes is the primary reason for the rise in comparative labour costs.

The reasons for the U.S. northeast segment decline are consistent with those outlined above for the three months ended.

SG&A expenses
Three months ended
Our Canadian segment SG&A expense increase is due entirely to fair value changes in share based compensation, which is an expense in the current period compared to a prior period recovery.

Higher salary expense, due to higher sales staffing levels in our U.S. south segment, is the primary reason for the increase.  Lower professional fees and salaries in our U.S. northeast segment are the primary reasons for the period over period decline.

Nine months ended
Excluding the impact of FX, Canadian segment SG&A expense increased.  The increase is attributable to fair value changes to share based compensation as well as higher salaries.  Higher sales staffing levels is the primary contributor to the rise in comparative salaries.

Higher salaries and professional fees are the primary cause of the year-to-date increase in SG&A expense for our U.S. south and northeast segments.

Non-controlling interest
With the adoption of guidance on non-controlling interests in consolidated financial statements, which became effective January 1, 2009, we changed the presentation of non-controlling interests from mezzanine equity to equity on our consolidated balance sheet.  Non-controlling interest is no longer deducted in the determination of net income.  Instead, net income and each component of other comprehensive income or loss is attributed to shareholders’ equity and non-controlling interest.  Adopting this guidance affects our determination of net income presented in the consolidated statement of operations and comprehensive income, the presentation of net income and non-controlling interest in the consolidated statement of cash flows, and the presentation of non-controlling interest in the consolidated statement of equity.

IESI-BFC Ltd. – Third Quarter 2009 - 8

Free cash flow (B)

Purpose and objective
The purpose of presenting this non-GAAP measure is to align our disclosure with other U.S. publicly listed companies in our industry.  Investors and analysts use this calculation as a measure of our valuation and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies, to assess our primary sources and uses of cash flow, and to assess our ability to sustain our dividend policy.

Free cash flow (B) - cash flow approach

	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change

Cash generated from operating activities
(per the statement of cash flows)	$76,597	$69,876	$6,721	$192,649	$169,170	$23,479

Operating
Changes in non-cash working capital items	(10,546)	(4,079)	(6,467)	(15,476)	14,690	(30,166)
Capital and landfill asset purchases	(28,161)	(42,577)	14,416	(87,875)	(102,079)	14,204
Purchase of restricted shares	-	(3,912)	3,912	(172)	(3,912)	3,740
Stock option expense (recovery)	416	(781)	1,197	1,000	(1,198)	2,198
Conversion costs	93	2,216	(2,123)	208	2,216	(2,008)
Other expenses	44	31	13	109	88	21

Financing
Financing and landfill development costs
(net of non-cash portion)	-	(22)	22	(77)	(935)	858
Net realized foreign exchange loss (gain)	61	3	58	238	(617)	855
Free cash flow(B)	$38,504	$20,755	$17,749	$90,604	$77,423	$13,181

Free cash flow (B) – EBITDA(A) approach

	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change

EBITDA(A)	$78,944	$80,725	$(1,781)	$214,086	$225,987	$(11,901)

Restricted share expense	390	954	(564)	1,081	954	127
Stock option expense (recovery)	416	(781)	1,197	1,000	(1,198)	2,198
Purchase of restricted shares	-	(3,912)	3,912	(172)	(3,912)	3,740
Capital and landfill asset purchases	(28,161)	(42,577)	14,416	(87,875)	(102,079)	14,204
Landfill closure and post-closure expenditures	(2,609)	(485)	(2,124)	(4,964)	(1,108)	(3,856)
Landfill closure and post-closure cost
accretion expense	805	771	34	2,322	2,326	(4)
Interest on long-term debt	(7,851)	(13,367)	5,516	(26,246)	(40,111)	13,865
Non-cash interest expense	676	846	(170)	2,221	2,819	(598)
Current income tax expense	(4,106)	(1,419)	(2,687)	(10,849)	(6,255)	(4,594)
Free cash flow(B)	$38,504	$20,755	$17,749	$90,604	$77,423	$13,181

Three months ended
Free cash flow(B) increased period over period.  Excluding the impact of FX, we generated modest increases in Canadian and U.S. south segment EBITDA(A).  Our U.S. northeast segment delivered a slight reduction in comparative EBITDA(A) contributions due to lower volumes and lower commodity and other pricing stemming from economic weakness.  Lower capital and landfill asset purchases in our U.S. segment are the primary contributors to the increase in free cash flow(B).  This comparative decline in purchases is principally attributable to the timing of landfill cell construction.  The Canadian segment also contributed to the comparative decline due primarily to the timing of growth expenditures as a result of a decline in new contract wins.  Lower interest rates and overall debt levels contributed to the decline in interest expense, while higher cash taxes in Canada partially offset this decline.  Higher Canadian cash taxes are the result of eroding loss carryforwards.  The timing of restricted share purchases also contributed to the comparative increase in free cash flow(B).

IESI-BFC Ltd. – Third Quarter 2009 - 9

Nine months ended
For the nine months ended, free cash flow(B) increased comparatively.  As outlined above for the three months ended, modest contributions from increasing EBITDA(A), excluding the impact of FX, coupled with lower capital and landfill purchases and borrowing costs are the primary reasons for the increase in free cash flow(B).  The reasons for these changes are consistent with those outlined above for the three months ended.

Capital and landfill purchases
Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Three months ended September 30			Nine months ended September 30
	2009	2008	Change	2009	2008	Change

Replacement	$19,322	$26,834	$(7,512)	$49,094	$56,206	$(7,112)
Growth	8,839	15,743	(6,904)	38,781	45,873	(7,092)
Total	$28,161	$42,577	$(14,416)	$87,875	$102,079	$(14,204)

Capital and landfill purchases - replacement
Capital and landfill purchases characterized as “replacement expenditures” represent cash outlays to sustain current cash flows and are funded from free cash flow(B).  Replacement expenditures may include the replacement of existing capital assets, including vehicles, equipment, containers, compactors, furniture, fixtures and computer equipment.  Replacement expenditures also include all construction spending for our operating landfills.

Three months ended
Excluding the impact of FX, replacement expenditures decreased.  The decline is attributable to the timing of landfill expenditures in our U.S. segment.

Nine months ended
Excluding the impact of FX, replacement expenditures decreased.  As outlined above for the three months ended, landfill expenditures in our U.S. segment represent the majority of the comparative decline.  The balance of the change is attributable to the timing of landfill construction in our Canadian segment.

Capital and landfill purchases - growth
Capital and landfill purchases characterized as “growth expenditures” represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B).  Growth expenditures may include vehicles, equipment, containers, compactors, furniture, fixtures, computer equipment and facilities (new or expansion) to support new contract wins and organic business growth.

Three months ended
Net of FX, growth expenditures decreased.  The decline is most pervasive in Canada, as a result of building, infrastructure and landfill equipment expenditures incurred in 2008 that did not recur in 2009.  Both our Canadian and U.S. segments are experiencing lower growth expenditure levels in light of continuing economic weakness.

Nine months ended
Net of FX, growth expenditures decreased.  In Canada, the decline in growth expenditures is due in large part to capital purchased to service new residential contract wins which commenced in 2008.  Our U.S. segment decline has not been as pronounced as our Canadian segment decline due in large part to new contract wins.

Readers are reminded that revenue, EBITDA(A), and cash flow contributions derived from vehicles, equipment and container growth expenditures will materialize over future periods.

IESI-BFC Ltd. – Third Quarter 2009 - 10

Dividends and Distributions
(all amounts are in thousands of U.S. dollars, except per share or trust unit and PPS amounts)

2009
Our expected regular dividend record and payment dates, and payment amounts, are as follows:

Expected regular dividend (payable quarterly)

Record date	Payment date	Dividend amounts per share and PPS - stated in Canadian dollars
March 31, 2009	April 15, 2009	$0.125
June 30, 2009	July 15, 2009	0.125
September 30, 2009	October 15, 2009	0.125
December 31, 2009	January 15, 2010	0.125
Total		$$0.500

Our expected special dividend record and payments dates, and payment amounts, payable only in 2009, are as follows:

Expected special dividend schedule (payable quarterly)

Record date	Payment date	Dividend amounts per share and PPS - stated in Canadian dollars
March 31, 2009	April 15, 2009	$0.125
June 30, 2009	July 15, 2009	0.125
September 30, 2009	October 15, 2009	0.125
December 17, 2009	December 31, 2009	0.125
Total		$$0.500

2008
In 2008, we declared distributions and dividends to trust unit and participating preferred shareholders for the three and nine month periods ended September 2008 totalling $29,947 and $91,967, respectively.  The declarations represented a monthly Canadian dollar (“C$”) payout of fifteen point one five cents per trust unit and PPS.

Long-term debt
Summary details of our long-term debt facilities at September 30, 2009 are as follows:

	Available lending	Facility drawn	Letters of credit (not reported as long-term debt on the Consolidated Balance Sheet)	Available capacity
Canadian long-term debt facilities - stated in
Canadian dollars
Senior secured debenture, series B	$58,000	$58,000	$-	$-
Revolving credit facility	$305,000	$167,000	$25,013	$112,987

U.S. long-term debt facilities - stated in U.S. dollars
Term loan	$195,000	$195,000	$-	$-
Revolving credit facility	$588,500	$138,000	$120,097	$330,403
Variable rate demand solid waste disposal bonds ("IRBs")	$104,000	$104,000	$-	$-

IESI-BFC Ltd. – Third Quarter 2009 - 11

Canadian long-term debt facilities
We drew on our revolving credit facility capacity to repay our C$47,000 senior secured series A debenture which matured on June 26, 2009.  Drawing on the revolving credit facility had no impact on our Canadian segment’s funded debt to EBITDA(A) covenant, as this covenant includes both revolving credit facility drawings and senior secured debenture borrowings.  We entered into our fifth amendment to our amended and restated credit facility.  The fifth amendment simply recognized the wind-up of the Fund and Ridge Landfill Trust.  All significant terms and pricing remained unchanged.

Long-term debt to EBITDA(A)
At September 30, 2009, we are not in default of our Canadian and U.S. long-term debt facility covenants.  As a reminder, our long-term debt to EBITDA(A) covenants are not subject to FX fluctuations.  Holding the FX rate at parity results in a long-term debt to EBITDA(A) ratio of 2.18 times.  Readers are further reminded that contributions to EBITDA(A) from acquisitions completed within the last twelve months are not included in this ratio.  We have two revolving credit facilities to support our Canadian and U.S. operations, each of which require financial covenant tests to be prepared independently, and both facilities allow for pro forma EBITDA(A) contributions from acquisitions.

Funded debt to EBITDA(A)
At September 30, 2009, funded long-term debt to EBITDA(A), as defined and calculated in accordance with the underlying Canadian and U.S. long-term debt facilities, is as follows:

	September 30, 2009		December 31, 2008
	Canada	U.S.	Canada	U.S.

Funded debt to EBITDA(A)	1.78	2.59	2.10	3.93
Funded debt to EBITDA(A) maximum	2.75	4.00	2.75	4.25

IESI-BFC Ltd. – Third Quarter 2009 - 12

Definitions of EBITDA and free cash flow

(A) All references to “EBITDA” in this press release are to revenues less operating and SG&A on the consolidated statement of operations and comprehensive income.  EBITDA excludes some or all of the following: “amortization, interest on long-term debt, financing costs, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, conversion costs, other expenses, and income taxes”.  EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other issuers.  EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, and deferred income taxes) or non-operating (in the case of interest on long-term debt, net gain or loss on sale of capital and landfill assets, conversion costs, other expenses, and current income taxes).  EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B).

Interest on long-term debt – interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in EBITDA.

Net gain or loss on sale of capital and landfill assets – proceeds from the sale of capital and landfill assets are either reinvested in additional or replacement capital or landfill assets or used to repay revolving credit facility borrowings.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Conversion costs – conversion costs represent professional fees incurred on the Fund’s conversion from an income trust to a corporation and its eventual wind-up.  Conversion costs represent a different class of expense than those included in EBITDA.

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in EBITDA.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

EBITDA should not be construed as a measure of income or of cash flows.  The reconciling items between EBITDA and net income are detailed in the consolidated statement of operations and comprehensive income or loss beginning with operating income before amortization and ending with net income.

(B) We have adopted a measure called “free cash flow” to supplement net income or (loss) as a measure of operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends and or distributions declared, and is therefore unlikely to be comparable to similar measures used by other issuers.  The objective of presenting this non-GAAP measure is to align our disclosure with disclosures presented by other U.S. publicly listed companies in the waste industry, to assess our primary sources and uses of cash flow, and to assess our ability to sustain our dividend.  All references to “free cash flow” in this press release have the meaning set out in this note.

IESI-BFC Ltd. – Third Quarter 2009 - 13

Forward-looking statements
This press release contains forward-looking statements, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  A number of factors could cause actual outcomes and results to differ materially from those estimated, forecast or projected.  These factors include those set forth in the Company’s Annual Information Form for the year ended December 31, 2008.  Consequently, readers should not rely on such forward-looking statements.  In addition, these forward-looking statements relate to the date on which they are made.  Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with these forward looking statements, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About IESI-BFC Ltd.
IESI-BFC Ltd., through its subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services for commercial, industrial, municipal and residential customers in five provinces and ten U.S. states. Its two brands, IESI and BFI Canada, are leaders in their markets and serve over 1.8 million customers with vertically integrated collection and disposal assets. The Company's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about IESI-BFC Ltd., visit our website at www.iesi-bfc.com.

Further information:
IESI-BFI Ltd.
Chaya Cooperberg
Director, Investor Relations and Corporate Communications
Tel: (416) 401-7729
Email: chaya.cooperberg@bficanada.com

Management will hold a conference call on Friday, October 30, 2009, at 8:30 a.m. (ET) to discuss results for the three and nine months ended September 30, 2009.  To access the call, participants should dial 416-644-3414 or 1-800-814-4859.  The conference call will also be webcast live at www.streetevents.com and www.iesi-bfc.com and subsequently archived on both websites.

A rebroadcast of the call will be available until midnight on November 13, 2009.  To access the rebroadcast, dial 416-640-1917 or 1-877-289-8525 and quote the reservation number 4169379#.

IESI-BFC Ltd. – Third Quarter 2009 - 14

IESI-BFC Ltd.
Consolidated Balance Sheets
September 30, 2009 and December 31, 2008 (unaudited - stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	September 30, 2009	December 31, 2008

ASSETS

CURRENT
Cash and cash equivalents	$9,025	$11,938
Accounts receivable	119,265	107,767
Other receivables	547	228
Prepaid expenses	19,323	19,597
Restricted cash	-	82
	148,160	139,612

OTHER RECEIVABLES	1,302	394

FUNDED LANDFILL POST-CLOSURE COSTS	7,902	6,115

INTANGIBLES	105,514	119,898

GOODWILL	627,706	617,832

LANDFILL DEVELOPMENT ASSETS	6,803	8,589

DEFERRED FINANCING COSTS	8,307	9,936

CAPITAL ASSETS	429,203	408,681

LANDFILL ASSETS	659,296	621,862
	$1,994,193	$1,932,919

LIABILITIES

CURRENT
Accounts payable	$55,006	$54,134
Accrued charges	65,739	55,509
Dividends payable	21,786	2,337
Income taxes payable	10,045	1,387
Deferred revenues	13,044	10,800
Current portion of long-term debt	-	38,380
Landfill closure and post-closure costs	7,668	7,210
	173,288	169,757

LONG-TERM DEBT	646,849	835,210

LANDFILL CLOSURE AND POST-CLOSURE COSTS	65,694	50,857

OTHER LIABILITIES	12,516	15,045

DEFERRED INCOME TAXES	73,872	64,348
	972,219	1,135,217

EQUITY

NON-CONTROLLING INTEREST	231,638	230,452

SHAREHOLDERS' EQUITY	790,336	567,250
	1,021,974	797,702
	$1,994,193	$1,932,919

IESI-BFC Ltd. – Third Quarter 2009 - 15

IESI-BFC Ltd.
Consolidated Statements of Operations and Comprehensive Income
For the periods ended September 30, 2009 and 2008 (unaudited – stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars, except net income per share or trust unit amounts)

	Three months ended		Nine months ended
	2009	2008	2009	2008

REVENUES	$268,411	$282,235	$746,004	$803,197
EXPENSES
OPERATING	156,195	169,209	435,969	484,501
SELLING, GENERAL AND ADMINISTRATION	33,272	32,301	95,949	92,709
AMORTIZATION	41,946	46,928	120,702	135,297
OPERATING INCOME	36,998	33,797	93,384	90,690
INTEREST ON LONG-TERM DEBT	7,851	13,367	26,246	40,111
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(13)	(265)	(128)	(351)
NET FOREIGN EXCHANGE LOSS (GAIN)	61	3	238	(617)
NET LOSS (GAIN) ON FINANCIAL INSTRUMENTS	305	98	(866)	3,623
CONVERSION COSTS	93	2,216	208	2,216
OTHER EXPENSES	44	31	109	88
INCOME BEFORE INCOME TAXES	28,657	18,347	67,577	45,620
INCOME TAX EXPENSE (RECOVERY)
Current	4,106	1,419	10,849	6,255
Deferred	5,442	654	12,875	(5,675)
	9,548	2,073	23,724	580
NET INCOME	19,109	16,274	43,853	45,040

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	13,813	1,905	21,985	42,749
Commodity swaps designated as cash flow hedges, net of tax	(70)	-	283	-
COMPREHENSIVE INCOME	$32,852	$18,179	$66,121	$87,789

NET INCOME - CONTROLLING INTEREST	$16,793	$13,636	$38,311	$37,739
NET INCOME - NON-CONTROLLING INTEREST	$2,316	$2,638	$5,522	$7,301
COMPREHENSIVE INCOME - CONTROLLING INTEREST	$28,837	$18,179	$57,795	$87,789
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$4,015	$-	$8,326	$-

Net income per weighted average share or trust unit, basic	$0.20	$0.24	$0.54	$0.66
Net income per weighted average share or trust unit, diluted	$0.20	$0.24	$0.53	$0.66
Weighted average number of shares or trust units
outstanding (thousands), basic	82,294	57,569	71,102	57,569
Weighted average number of shares or trust units
outstanding (thousands), diluted	93,431	68,706	82,239	68,706

IESI-BFC Ltd. – Third Quarter 2009 - 16

IESI-BFC Ltd.
Consolidated Statements of Cash Flows
For the periods ended September 30, 2009 and 2008 (unaudited – stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	Three months ended		Nine months ended
	2009	2008	2009	2008

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$19,109	$16,274	$43,853	$45,040
Items not affecting cash
Restricted share expense	390	954	1,081	954
Write-off of landfill development assets	-	22	77	935
Accretion of landfill closure and post-closure costs	805	771	2,322	2,326
Amortization of intangibles	7,164	8,123	21,673	24,236
Amortization of capital assets	18,890	19,805	55,894	58,102
Amortization of landfill assets	15,892	19,000	43,135	52,959
Interest on long-term debt (deferred financing costs)	676	846	2,221	2,819
Net gain on sale of capital and landfill assets	(13)	(265)	(128)	(351)
Net loss (gain) on financial instruments	305	98	(866)	3,623
Deferred income taxes	5,442	654	12,875	(5,675)
Landfill closure and post-closure expenditures	(2,609)	(485)	(4,964)	(1,108)
Changes in non-cash working capital items	10,546	4,079	15,476	(14,690)
Cash generated from operating activities	76,597	69,876	192,649	169,170
INVESTING
Acquisitions	(1,521)	(2,023)	(22,161)	(56,511)
Restricted cash withdrawals	-	742	82	1,532
Investment in other receivables	(120)	-	(1,398)	-
Proceeds from other receivables	129	72	354	371
Funded landfill post-closure costs	(278)	(551)	(659)	(1,137)
Purchase of capital assets	(20,530)	(24,070)	(58,370)	(61,398)
Purchase of landfill assets	(7,631)	(18,507)	(29,505)	(40,681)
Proceeds from the sale of capital and landfill assets	217	807	3,820	1,348
Investment in landfill development assets	(316)	(3,470)	(755)	(5,202)
Cash utilized in investing activities	(30,050)	(47,000)	(108,592)	(161,678)
FINANCING
Recovery (payment) of deferred financing costs	98	(2,210)	(400)	(3,134)
Proceeds from long-term debt	26,041	55,511	142,815	199,702
Repayment of long-term debt	(50,564)	(41,766)	(396,948)	(105,690)
Common shares issued, net of issue costs	(420)	-	209,264	(3)
Purchase of restricted shares	-	(3,912)	(172)	(3,912)
Dividends and distributions paid to share or unitholders and
dividends paid to participating preferred shareholders	(20,542)	(29,947)	(39,182)	(91,967)
Cash utilized in financing activities	(45,387)	(22,324)	(84,623)	(5,004)
Effect of foreign currency translation on cash and cash
equivalents	(3,265)	(783)	(2,347)	(1,465)
NET CASH (OUTFLOW) INFLOW	(2,105)	(231)	(2,913)	1,023

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	11,130	13,155	11,938	11,901
CASH AND CASH EQUIVALENTS, END OF PERIOD	$9,025	$12,924	$9,025	$12,924

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are
comprised of:
Cash	$8,056	$12,920	$8,056	$12,920
Cash equivalents	969	4	969	4
	$9,025	$12,924	$9,025	$12,924
Cash paid during the period for:
Income taxes	$8	$264	$2,570	$9,688
Interest	$8,096	$9,189	$27,709	$31,683

IESI-BFC Ltd. – Third Quarter 2009 - 17

IESI-BFC Ltd.
Consolidated Statements of Equity and Mezzanine Equity
For the three months ended September 30, 2009 and 2008 (unaudited – stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	Common shares	Restricted shares	Treasury shares	Contributed surplus	Deficit	Accumulated other comprehen-sive (loss) income	Non-controlling interest	Equity
Balance at June 30, 2009	$1,082,492	$(3,928)	$-	$1,324	$(216,447)	$(83,484)	$230,146	$1,010,103
Net income					16,793		2,316	19,109
Dividends					(18,546)		(2,523)	(21,069)
Common shares issued net of issue
costs and related tax effect	(302)							(302)
Restricted share expense				390				390
Foreign currency translation
adjustment						12,104	1,709	13,813
Commodity swaps designated as
cash flow hedges, net of tax						(60)	(10)	(70)
Balance at September 30, 2009	$1,082,190	$(3,928)	$-	$1,714	$(218,200)	$(71,440)	$231,638	$1,021,974

					Mezzanine equity	Deficit	Accumulated other comprehen-sive (loss) income	Equity
Balance at June 30, 2008					$1,435,515	$(485,943)	$(91,168)	$(577,111)
Net income						16,274		16,274
Dividends						(29,947)		(29,947)
Fair value adjustments to trust units, PPSs and treasury units					(349,340)	349,340		349,340
Foreign currency translation adjustment					(13,663)		1,905	1,905
Balance at September 30, 2008					$1,072,512	$(150,276)	$(89,263)	$(239,539)

IESI-BFC Ltd. – Third Quarter 2009 - 18

IESI-BFC Ltd.
Consolidated Statements of Equity and Mezzanine Equity
For the nine months ended September 30, 2009 and 2008 (unaudited – stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	Common shares	Restricted shares	Treasury shares	Contributed surplus	Deficit	Accumulated other comprehen-sive (loss) income	Non-controlling interest	Equity
Balance at December 31, 2008	$868,248	$(3,756)	$-	$633	$(206,971)	$(90,904)	$230,452	$797,702
Net income					38,331		5,522	43,853
Dividends					(49,560)		(7,140)	(56,700)
Common shares issued net of issue
costs and related tax effect	213,942							213,942
Restricted shares purchased		(172)						(172)
Restricted share expense				1,081				1,081
Common shares acquired by U.S.
long-term incentive plan ("LTIP")			(1,779)					(1,779)
Deferred compensation obligation			1,779					1,779
Foreign currency translation
adjustment						19,217	2,768	21,985
Commodity swaps designated as
cash flow hedges, net of tax						247	36	283
Balance at September 30, 2009	$1,082,190	$(3,928)	$-	$1,714	$(218,200)	$(71,440)	$231,638	$1,021,974

					Mezzanine equity	Deficit	Accumulated other comprehen-sive (loss) income	Equity
Balance at December 31, 2007					$1,580,137	$(547,998)	$(132,012)	$(680,010)
Net income						45,040		45,040
Dividends						(91,967)		(91,967)
Trust units issued net of issue costs and related tax effect						(3)		(3)
Trust units acquired by U.S. LTIP						(1,996)		(1,996)
Fair value adjustments to trust units, PPSs and treasury units					(446,648)	446,648		446,648
Foreign currency translation adjustment					(60,977)		42,749	42,749
Balance at September 30, 2008					$1,072,512	$(150,276)	$(89,263)	$(239,539)

IESI-BFC Ltd. – Third Quarter 2009 - 19